Exhibit 99.1

Ballard Reports Q2 2023 Results

VANCOUVER, BC, Aug. 9, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2023. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"We are making important progress on our strategic priorities as communicated at our 2023 Capital Markets Day. During Q2, we grew our order book, invested in next-generation fuel cell products, and continued to drive our product cost reduction programs," said Randy MacEwen, President and CEO. "We continue to see growing customer interest across our market verticals, which is reflected in $25.1 million of new orders in Q2 and a growing sales pipeline. Importantly, our Power Products backlog is now up over 140% compared to the prior year period. We are particularly excited by the growing customer engagement levels in the US and European markets."

"As a result of the increasingly constructive hydrogen policy landscape and increased market activity in the US and EU, and given the continued hydrogen and fuel cell policy uncertainties and market delays in China, we are accelerating our work on our "local for local" global manufacturing plan and related future capital allocation plans. Specifically, we are reevaluating our previously announced MEA localization plan in China pending completion of a comparative analysis on manufacturing capacity expansion options and possible sequencing prioritization in the US and/or EU markets. We expect to conclude this work in early 2024," explained Mr. MacEwen.

"We continue to track to our full-year guidance ranges for operating and capital expenses. Our investments prioritize technology and product development programs, product cost reduction initiatives, customer platform wins, customer experience, and advanced manufacturing," Mr. MacEwen added.

"We expect a busy second half of 2023, with sequential quarterly revenue growth as compared to first half quarters, along with continued progress on our order book to support 2024 revenue growth," Mr. MacEwen concluded.

Q2 2023 Financial Highlights
(all comparisons are to Q2 2022 unless otherwise noted)

•	Total revenue was $15.3 million in the quarter, down 27% year-over-year.
•	Heavy Duty Mobility revenue of $8.5 million decreased 39%, driven primarily by lower revenues from our bus, truck, and rail verticals, partially offset by higher marine revenue.
•	Stationary revenue of $3.5 million decreased 6% due primarily to lower sales of stationary power generation fuel cell modules, stacks, products, and services in Europe, partially offset by higher stationary revenues in North America.
•	Emerging and Other Markets revenue of $3.3 million was flat compared to the prior year, with higher revenues in North America mitigating lower shipments to Europe.
•	Gross margin was (21)% in the quarter, a decrease of 10-points, driven by a combination of a greater weight of power products in the revenue mix, pricing strategy, increased investment in manufacturing capacity, increases in supply and labor costs, and inventory adjustments.
•	Total Operating Expenses and Cash Operating Costs[3] were $37.5 million and $32.9 million, respectively, a decrease of 3% and increase of 3%, respectively, from Q2 2022. Increases were driven primarily by higher expenditures on research, technology and product development activities, and general and administrative expenses.
•	Adjusted EBITDA[3] was ($35.9) million, compared to ($35.0) million in Q2 2022, primarily as a result of the decrease in gross margin and increase in Cash Operating Costs.
•	Ballard received approximately $25.1 million of new orders in Q2, and delivered orders valued at $15.3 million, resulting in an Order Backlog of approximately $147.5 million at the end of Q2. Order Backlog growth was driven predominantly by increased orders from North America in the bus, rail, and emerging markets verticals. Backlog from customers in Europe and North America now represent close to 80% of the total backlog. Additionally, Power Products backlog increased further in Q2, and is now up over 140% compared to the prior year period.
•	The 12-month Order Book was $85.9 million at end-Q2, an increase of $12.0 million from the end of Q1 2023, an approximately 16% quarter over quarter increase.

Order Backlog ($M)	Order Backlog at End-Q1 2023	Orders Received in Q2 2023	Orders Delivered in Q2 2023	Order Backlog at End-Q2 2023
Total Fuel Cell Products & Services	$137.7	$25.1	$15.3	$147.5

Ballard Power Systems Q2 Results Summary Table (CNW Group/Ballard Power Systems Inc.)

2023 Outlook

In 2023, we maintain our guidance ranges for Total Operating Expense3 and Capital Expenditure4 as follows:

2023	Guidance
Total Operating Expense[3]	$135 - $155 million
Capital Expenditure[4]	$40 - $60 million

Q2 2023 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30
	2023	2022	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy-Duty Mobility	$8.5	$13.9	(39%)
Bus	$6.0	$9.0	(33%)
Truck	$1.0	$3.1	(68%)
Rail	$1.1	$1.7	(38%)
Marine	$0.4	$0.0	1,974%
Stationary	$3.5	$3.8	(6%)
Emerging and Other Markets	$3.3	$3.3	- %
Total Fuel Cell Products & Services Revenue	$15.3	$20.9	(27) %
PROFITABILITY
Gross Margin $	($3.2)	$(2.2)	(45%)
Gross Margin %	(21%)	(11%)	(10)pts
Total Operating Expenses	$37.5	$38.5	(3%)
Cash Operating Costs[2]	$32.9	$32.1	3%
Equity loss in JV & Associates	($0.9)	($1.6)	44%
Adjusted EBITDA[3]	($35.9)	($35.0)	(3%)
Net Loss	($30.1)	($55.8)	46%
Loss Per Share	($0.10)	($0.19)	47%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($23.9)	($34.3)	30%
Working Capital Changes	($3.8)	($4.7)	19%
Cash used by Operating Activities	($27.7)	($39.0)	29%
Cash and cash equivalents	$815.1	$1,002.6	(19%)

For a more detailed discussion of Ballard Power Systems' second quarter 2023 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Wednesday, August 9, 2023 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2023 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

[2] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[3] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[4] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2023	2022	$ Change
Total Operating Expenses	$ 37,518	$ 38,461	$ (943)
Stock-based compensation expense	(3,094)	(2,780)	(314)
Impairment recovery (losses) on trade receivables	(17)	-	(17)
Acquisition related costs	(85)	(372)	287
Restructuring and related (costs) recovery	95	(67)	162
Impact of unrealized gains (losses) on foreign exchange contracts	765	(678)	1,443
Depreciation and amortization	(2,267)	(2,491)	224
Cash Operating Costs	$ 32,915	$ 32,073	$ 842

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2023	2022	$ Change
Net loss	$ (30,096)	$ (55,791)	$ 25,695
Depreciation and amortization	3,286	3,441	(155)
Finance expense	264	308	(44)
Income taxes (recovery)	98	88	10
EBITDA	$ (26,448)	$ (51,954)	$ 25,506
Stock-based compensation expense	3,094	2,780	314
Acquisition related costs	85	372	(287)
Finance and other (income) loss	(11,865)	13,123	(24,988)
Impact of unrealized (gains) losses on foreign exchange contracts	(765)	678	(1,443)
Adjusted EBITDA	$ (35,899)	$ (35,001)	$ (898)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton, +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-AUG-23